UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   001-41106

Incannex Healthcare Limited
(Exact name of registrant as specified in its charter)

Suite 105, 8 Century Circuit Norwest, NSW 2153 Australia
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares each representing 25 Ordinary Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☒

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:             One

On November 28, 2023, Incannex Healthcare Limited, an Australian corporation (“Incannex Australia”), completed its scheme of arrangement (“Scheme”) with Incannex Healthcare Inc., a Delaware corporation (“Incannex Delaware”), under Australian law.

Pursuant to the Scheme:

●	holders of ordinary shares of Incannex Australia received one share of common stock in Incannex Delaware for every 100 ordinary shares of Incannex Australia held on the Scheme record date; and

●	holders of American Depositary Shares, with each ADS representing 25 ordinary shares of Incannex Australia, received one share of common stock of Incannex Delaware for every 4 ADSs held on the Scheme Record Date.

The Scheme constituted a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In connection with such succession, the Nasdaq Stock Market LLC (“Nasdaq”) has filed a Form 25 with respect to the ADSs and replaced Incannex Australia’s listing of ADSs with a listing of the shares of common stock of Incannex Delaware.

This Form 15 relates solely to the reporting obligations of Incannex Australia and does not affect the reporting obligations of Incannex Delaware, which is the successor of Incannex Australia under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Incannex Healthcare Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 29, 2023	By:	/s/ Joel Latham
		Name:	Joel Latham
		Title:	Chief Executive Officer and Managing Director

2